Forging the Future of Grocery Retailing

Jeff Noddle, Chairman and CEO

Pamela Knous, EVP and Chief Financial Officer

Lehman Brothers 9th Annual Retail Seminar

May 2, 2006

Filed by SUPERVALU INC.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SUPERVALU INC., File #1-5418

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Forward-Looking Statement

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information  contained  herein,  the matters set  forth in this presentation, including statements as to the  expected benefits of the acquisition such as efficiencies, cost savings,  market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,”
“plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private
Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertsons reports filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

SUPERVALU and Albertson’s have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission
(SEC).  INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN
IMPORTANT INFORMATION.  You can obtain the definitive joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertsons, free of charge, at the website maintained by the SEC at www.sec.gov.  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden
Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-
3940, Attention: Corporate Secretary.

The respective directors and executive officers of SUPERVALU and Albertsons and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertsons directors and executive officers is available in its proxy statement filed with the SEC by Albertsons on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

SUPERVALU

Albertsons

In the Home Stretch of Transaction

Final stages of acquisition moving as
planned

Proxy finalized Friday, April 28th

Will provide combined company
earnings guidance in mid-May

Annual meeting date set: May 30

Executive management team to be
named soon

Closing expected by mid-June

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Jewel
Osco
SUPERVALU
Distribution and Retailing
GRAND OPENING
Farm Fresh
FOOD & PHARMACY

Creating the New SUPERVALU

Unprecedented opportunity

Selected established, premier
retail properties in major urban
markets

Unparalleled service network

Coast-to-coast retail presence
supported by industry-leading
supply chain backbone

Focused on success

SUPERVALU has a proven track
record of successful acquisition
integrations

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Tortilleri
Lay's
Cub FOODS

“We intend to transform SUPERVALU into a
national retail powerhouse that embraces
changing demographics and keeps the needs
of the customer central to our mission.”

-- Jeff Noddle

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

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•
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•
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Shaping SUPERVALU’s Future
Responding to New Realities, Opportunities in the Grocery Retail Sector

Channel Blur - Everybody is selling food

Non-traditional retailers capitalizing on shifting shopping patterns and preferences

Industry ripe for rationalization

The stage is set for major consolidation events

Keeping the customer central to our mission

Customized, innovative and regionally-driven merchandising programs

Creating and maintaining success in a basis-point industry

Engraining basis-point awareness across business operations is vital

SUPERVALU is actively shaping its future and positioning itself to succeed in the grocery retailing industry

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Creating Sustainable Success

Serve diverse customer
needs and wants

Extreme Value

Price Impact

Traditional/Full Service

Natural/Organic

High-end Gourmet

Fuel and Convenience

Scale and
Diversity of Retail
Formats

Leverage world-class
supply chain capabilities
and buying power

Develop unique scalable
competitive advantages

Robust technology
platforms: SVHarbor, T2
and more

Strong Supply
Chain Backbone

Strong local
management

Customized and
innovative local
merchandising

Commitment to superior
shopping experience in
competitive atmosphere

Empowered
People

Successfully competing requires a multi-faceted
approach to achieve sustainable grocery retail success

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

ACME
Sav-on
Bristol Farms
ENTRANCE
Albertsons
Sav-on

Once-in-a-lifetime Opportunity

Immediate leading positions in
major urban markets and
premier locations

Acquired brands are household
names

Acme Markets - Philadelphia

Bristol Farms- California

Jewel - Chicago

Shaw’s and Star Markets –
Boston/New England

569 Albertsons stores in Idaho,
Southern California, Nevada,
Utah and Northwestern U.S.

In-store pharmacies: Osco Drug
and Sav-on

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

| | |
|---|---|
| | |
| | |
| | |
| | |
| | |

Taking the No. 3 spot in the Grocery Industry
By Revenue

2,505 stores in premier
locations across U.S.

Store Network

878 locations create 8th
largest pharmacy provider
in U.S.

In-store Pharmacies

107

Fuel Centers

80% Retail

Mix

$44 billion

Revenue

A National Retail Powerhouse Fueled
by Industry-Leading Supply Chain Support

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Las Vegas

# 1 Market Share

Southern Cal.

# 1 in Orange
County and # 2 in
San Diego

Market Share

Mpls. / St. Paul

# 1 Market Share

Boston / New
England

# 2 Market Share

Philadelphia

# 1 Market Share

St. Louis

# 2 Market Share

Washington
D.C. / Baltimore

# 3 Market Share

Leading Positions in Large and Growing Markets

Boise

# 1 Market Share

Virginia Beach /
Norfolk

# 2 Market Share

Los Angeles

#3 Market Share

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

| | | | |
|---|---|---|---|
| ACME | | | |
| Cub Foods | | | |
| Hornbacher's | | | |
| Jewel | | | |
| SCOTT'S | | | |
| | | | |
| | | | |
| | | | |
| bigg's | | | |
| Farm Fresh | | | |
| shaw's star | | | |
| | | | |
| Shop 'n Save | | | |
| | | | |
| | | | |
| SHOPPERS | | | |
| | | | |

73% of Retail Revenues from #1 or #2
Market Positions

Safeway, Kroger

San Diego, Ventura, CA

Kroger, Wal-Mart

Salt Lake City/Ogden, UT

Kroger

#1

Las Vegas, NV

#3

#3

#3

#2

#2

#2

#2

#2

#2

#1

#1

#1

#1

#1

#1

#1

Share Rank

Sun Mart

Fargo, ND

Banner

Giant, Safeway

Washington, D.C./ Baltimore, MD

Safeway, Rosauers

Spokane, WA

Stop & Shop, Demoulas

Boston, MA-NH

Kroger, Meijer

Cincinnati, OH

Dominick’s

Chicago, IL

Wal-Mart

Billings, MT and Boise, ID

Stater Bros., Kroger

Riverside-San Bern., CA

Kroger

Orange County, CA

Safeway, Qual. Food Cent. / Fred Meyer

Seattle-Bellevue-Everett / Tacoma, WA

Schnuck’s, Dierberg’s

St. Louis, MO

Kroger, Safeway

Los Angeles-Long Beach, CA

Food Lion, Wal-Mart

Norfolk/Virginia Beach, VA

Kroger

Rainbow

Genuardi

Largest Competitor(s)

Fort Wayne, IN

Minneapolis – St. Paul, MN

Philadelphia, PA-NJ

MSA Markets

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Everyone’s Favorite Question: What About Wal-Mart

States with the
most Wal-Mart
stores

Texas                                            415

Florida                                        224

California                            194

Illinois                                         158

Ohio                                                  151

Pennsylvania            139

Georgia                                    137

Missouri                                  132

North Carolina      130

Tennessee                       119

Source:  http://www.walmartfacts.com, 2/1/06

High Share States

Low Share States

Total U.S. - All Outlets 52 w/e 12/25/04 - Wal-Mart banners only

Med Share States

Expansion States

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

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Stacking up against Wal-Mart

Not Significant

Not Significant

WMT

2.2%

1.8%

WMT

23.3%

20.9%

Acme

Philadelphia

1.1%

0.7%

WMT

12.2%

12.3%

Albertsons

Los Angeles

WMT

Albertsons

Jewel

WMT

Shop’n Save

WMT

Farm Fresh

Chain

Trend

2005

2003

Market

18.1%

25.8%

36.6%

10.8%

20.9%

22.6%

19.1%

27.6%

Las Vegas

21.1%

St. Louis

18.4%

23.4%

43.9%

11.9%

21.8%

Chicago

Va. Beach

Market Share

Source: Trade Dimensions: 2003 and 2005 Market Scope

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

SUPERVALU

Albertsons

Pamela Knous

Executive Vice President and Chief Financial Officer

Creating a New SUPERVALU

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

The Financial Power of the New SUPERVALU is Compelling

Immediately double-digit accretive after financing costs
and additional share issuance – excluding one-time
transaction costs

Mix of retail increases dramatically and powers business
model

Strong cash flow to support growth and reduce debt

The New SUPERVALU: A Solid Platform for Growth

Will Provide Combined F07 Guidance in Mid-May

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

SUPERVALU
New SUPERVALU
Supply Chain Services
Retail

SUPERVALU
New SUPERVALU
Supply Chain Services
Retail

A Transformed Business Model
($ Billions)

$20

$44

47%

53%

20%

80%

$0.9

$2.7

33%

67%

11%

89%

Sales

EBITDA

SVU figures represent F06 actuals, ABS figures represent management estimates

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Investing in our Future

Sufficient Capital Dollars to Grow and Support Store Network

$34 B
Retail
Sales

Kroger

SafewayA

New
SUPERVALU

3.98%

2.78%

(Retail
only)

2.9%

*Based on First Call data and company data

A Safeway’s figures represent cash cap ex as % of sales

Fiscal 2007 Projected Retail CapEx

as % of Projected Retail Sales*

Committed to new
stores/remodels

Combined capital
spending for retail
approx. $1 billion

Retail capital budget as
% of $34 B of retail
revenues is 2.9%

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Jewel
shaw's
star market
Albertsons
Farm Fresh
Shop 'n Save
ACME
SHOPPERS
Save a Lot
sunflower market

Save a Lot

Jewel Osco

Investing in the Store Fleet in FY 2007

Goal: 80% of Stores New or Newly Remodeled in Last 7 Years

6 new stores, 18 remodels

5 new stores, 14 remodels

6 new stores, 13 remodels

5 new stores, 3 remodels

4 new stores, 2 remodels

2 new stores, 11 remodels

2 new stores, 7 remodels

50-75 new stores, 250 licensee
remodels

5 new stores

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Financial Summary

Financial Discipline Embedded In Our Culture

Maintain Dividend Policy

Commitment To Return to Investment Grade

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

SUPERVALU

Albertsons

Creating a Grocery Retail Powerhouse

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

Anticipated Synergies Breakdown

Expect Synergies to be Realized by the End of the Third Full Year

$150 - $175 million

Total Pretax Synergies

    $25 - $30 million

Supply Chain Optimization

    $50 - $60 million

Corporate Synergies

    $75 - $85 million

Retail Leverage and Efficiencies

SUPERVALU
Tradition, excellence and future promise.
building a new enterprise >>>

EVERY DAY
ORGANIC
Lay's

Wild HARVEST

Unlock the Value in the Combined Enterprise

Strong banner-level
leadership at Alberstons

Planned and thoughtful
transition effort underway

Bringing two powerful
organizations together

Preserving local focus and
customer experience is a
strategic key

Rich set of competencies to
leverage the new enterprise

Tradition, excellence and future promise.
building a new enterprise >>>

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—

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No. 3 grocery retailer in the nation

The industry’s best regional nameplates

A broad-based future growth potential

The right formula for sustainable grocery retail
success

The best place to work in the industry

The best place to invest in the sector

Forging the Future of Grocery Retailing

Unlocking the Value in the New SUPERVALU

SUPERVALU

Tradition, excellence and future promise.

building a new enterprise >>>

ACME

Bristol Farms

Farm Fresh

Jewel

bigg's

Cub Foods

Hornbacher's

SUPERVALU

Albertsons

OscoDrug

SCOTT'S FOOD & PHARMACY

Shop 'n Save

Albertsons

Save a lot

Sav-on

shaw's

star market

SHOPPERS FOOD & PHARMACY

sunflower MARKET

THE NEW

Northwestern /
Intermountain

Southern California